UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

SOUNDBITE COMMUNICATIONS, INC.

(Name of Subject Company)

SONAR MERGER SUB INC.,

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James M. Rene

Chief Legal Officer

Genesys

2001 Junipero Serra Blvd.

Daly City, California 94014

(650) 466-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert Schwenkel, Esq.

Brian Mangino, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,849,536.24	$12,664.68

*	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by adding the sum of (i) 16,552,544 outstanding shares of common stock, par value $0.001 per share, of SoundBite Communications, Inc. multiplied by the offer price of $5.00 per share; (ii) 321,102 restricted stock units of SoundBite Communications, Inc. multiplied by the offer price of $5.00 per share; and (iii) 3,212,616 shares of common stock, par value $0.001 per share, of SoundBite Communications, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, multiplied by an amount equal to $5.00 minus the weighted average exercise price for such options of $2.36 per share. The calculation of the filing fee is based on information provided by SoundBite Communications, Inc. as of June 1, 2013, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,664.68	Filing Party: Sonar Merger Sub Inc. and Genesys Telecommunications Laboratories, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 4, 2013 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.001 per share (each a “Share” and collectively, the “Shares”), of SoundBite Communications, Inc., a Delaware corporation (“SoundBite”), at a purchase price of $5.00 per Share, net to the seller in cash without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Sonar Merger Sub Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Genesys”), on June 4, 2013, as amended by this Amendment No. 3 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by SoundBite on June 4, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by SoundBite stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 20, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among SoundBite, Genesys and Offeror.

Documentation relating to the Offer has been mailed to SoundBite stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to AST Phoenix Advisors, the Information Agent for the Offer, at 6201 15th Avenue, Brooklyn, New York 11219, or by calling toll-free at (877) 478-5038.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On July 2, 2013, Offeror successfully completed the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on Monday, July 1, 2013 (the “Expiration Time”). The depositary for the Offer has indicated that, as of the Expiration Time, approximately 16,067,612 of the outstanding Shares had been validly tendered and not properly withdrawn in the Offer, including 112,668 Shares tendered through notices of guaranteed delivery. The Shares tendered represent approximately 97.04% of the outstanding Shares. All Shares that were validly tendered (other than Shares tendered through notices of guaranteed delivery) and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.

As a result of the Offer, Offeror will own at least 90% of the outstanding Shares, which is sufficient to enable Offeror to effect the Merger under the “short-form” merger provisions of the DGCL, without a vote or meeting of SoundBite’s stockholders.

Offeror expects to complete the acquisition of SoundBite on July 3, 2013 through the Merger described above. Pursuant to the terms of the Merger Agreement, at the Merger Effective Time each Share issued and outstanding immediately prior to the Merger Effective Time (other than Excluded Shares and Appraisal Shares) will be canceled and converted into the right to receive the Merger Consideration, payable without interest and less applicable withholding taxes. After the Merger, SoundBite will be a direct wholly-owned subsidiary of Genesys and Shares will cease to be traded on The NASDAQ Global Market.

The press release announcing the completion of the Offer is attached as Exhibit (a)(5)(E) to the Schedule TO and is incorporated by reference herein.”

Item 12.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit Number	Document

(a)(5)(E)	Press Release, dated July 2, 2013, issued by Genesys.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2013	SONAR MERGER SUB INC.

	By:	/s/ James Budge
Name: James Budge Title: Chief Financial Officer

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.
Dated: July 2, 2013	By:	/s/ James Budge
Name: James Budge Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated June 4, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on June 4, 2013.*

(a)(5)(A)	Joint Press Release, dated May 20, 2013, issued by Genesys and SoundBite (incorporated by reference to the Schedule TO-C filed by Genesys and Offeror with the SEC on May 20, 2013).*

(a)(5)(B)	Press Release, dated June 4, 2013, issued by Genesys.*

(a)(5)(C)	Class Action Complaint, dated June 17, 2013 (Gravener v. SoundBite Communications, Inc., et al.) (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-9/A filed by SoundBite with the SEC on June 18, 2013).*

(a)(5)(D)	Term Sheet, dated June 24, 2013 (Gravener v. SoundBite Communications, Inc., et al.) (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by SoundBite with the SEC on June 25, 2013).*

(a)(5)(E)	Press Release, dated July 2, 2013, issued by Genesys.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 20, 2013, by and among Genesys, Offeror and SoundBite (incorporated by reference to Exhibit 2.1 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(2)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and Commonwealth Capital Ventures III, L.P. (incorporated by reference to Exhibit 2.2 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(3)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and CCV III Associates L.P. (incorporated by reference to Exhibit 2.3 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(4)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and North Bridge Venture Partners IV-A, L.P. (incorporated by reference to Exhibit 2.4 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(5)

Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and North Bridge Venture Partners IV-B, L.P. (incorporated by reference to Exhibit 2.5 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013). *

(d)(6)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and James A. Milton. (incorporated by reference to Exhibit 2.6 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(7)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and Timothy R. Segall. (incorporated by reference to Exhibit 2.7 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(8)	Confidentiality Agreement, dated February 27, 2013, between SoundBite and Greeneden U.S. Holdings II, LLC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.